EXHIBIT 99.2

Brookfield Renewable Announces Exercise of Underwriters’ Option

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, April 05, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that as a result of strong investor demand for its previously announced offering, the underwriters have exercised their option to increase the size of the offering to 6,000,000 5.50% Cumulative Perpetual Class A Preferred Limited Partnership Units, Series 18 (the “Series 18 Preferred Units”) to be offered on a bought deal basis to a syndicate of underwriters led by CIBC Capital Markets, BMO Capital Markets, National Bank Financial Inc., RBC Capital Markets, Scotiabank and TD Securities Inc. The Series 18 Preferred Units will be issued at a price of C$25.00 per unit, for gross proceeds of C$150,000,000.

The Series 18 Preferred Units will be offered in all provinces and territories of Canada by way of a prospectus supplement to Brookfield Renewable’s existing Canadian short form base shelf prospectus dated August 20, 2021. Once filed, the prospectus supplement will be available on Brookfield Renewable’s profile on SEDAR at www.sedar.com. The Series 18 Preferred Units may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield Renewable intends to use the net proceeds from this offering to finance and/or refinance investments made in renewable power generation assets or businesses and to support the development of clean energy technologies that constitute Eligible Investments, including the potential redemption of all or a portion of the Partnership’s Class A Preferred Limited Partnership Units, Series 11 on April 30, 2022.

The offering of Series 18 Preferred Units is expected to close on or about April 14, 2022.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 62,000-megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$690 billion of assets under management.

Contact information:

Media:	Investors:
Simon Maine	Robin Kooyman
Managing Director – Corporate	Senior Vice President – Investor
Communications	Relations

(44) 7398-909-278	(416) 649-8172
simon.maine@brookfield.com	robin.kooyman@brookfield.com

Cautionary statement regarding forward-looking information

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the offering. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.